UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             ☒                           Form 40-F             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Phil Satre to Resign as Chairman of International Game Technology PLC

On August 6, 2018, International Game Technology PLC (“IGT”) (NYSE:IGT) announced that Phil Satre has resigned, effective immediately, as a member and Chairman of the Board of Directors of IGT (the “Board”) and a member of the Board’s Nominating and Corporate Governance Committee. Vice Chairman Lorenzo Pellicioli will provide leadership to the Board until a new chairperson is appointed. The Board now consists of ten members.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “Phil Satre to Resign as Chairman of International Game Technology PLC,” dated August 6, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “Phil Satre to Resign as Chairman of International Game Technology PLC,” dated August 6, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary